FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the Month of  October, 2003
                ----------------------------------------------------------------


                         Oxford Software Developers Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)






         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]


         Form 20-F      X                          Form 40-F
                    ----------                              ----------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

         Form 20-F                                 Form 40-F    X
                    ----------                              ----------


         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- __________]

TABLE OF CONTENTS

Documents Included as Part of this Report:

No.      Document
---      --------

1. Press Release dated October 20, 2003 " Oxford Software Developers Inc. to hold next Annual General Meeting on November 28, 2003"

2.       Management Information Circular (including Notice of Meeting);

3.       Form of Proxy

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized


                                               OXFORD SOFTWARE DEVELOPERS INC.


 Date: October 21, 2003                  By:  /S/Michael Donaghy
                                            ------------------------------------
                                            Michael Donaghy, President and Chief
                                            Executive Officer

                              FOR IMMEDIATE RELEASE



       OXFORD SOFTWARE DEVELOPERS INC. TO HOLD NEXT ANNUAL GENERAL MEETING
                              ON November 28, 2003

Toronto, ON. - October 19, 2003 - Oxford Software Developers Inc. (OTC: OXSDF) announced today that it will hold its Annual General Meeting on Friday, November 28, 2003 at 2:30 p.m. at its corporate head office located at 1315 Lawrence Avenue, Suite 520, Toronto, Ontario, Canada. Matters to be considered at the meeting include a change to the Company's name, the receipt of the Company's financial statements together with the report of the auditors thereon, the election of directors and the re-appointment of auditors, and such other business as is explained in the Company's proxy materials and as may properly come before the meeting or any adjournment thereof.

The Company is pleased to announce that it has hired Pamela Craig-Monaghan as V.P. of Sales and Marketing for its Celebrity Tan Inc. division. This division consists of the sale and distribution of Sunless Tanning Franchises and Sunless Tanning Spray Booths under the Celebrity Tan Inc. Trademark. Ms. Craig-Monaghan will also be responsible for sales and distribution of our Private Label Tanning Products line as well as our Trademarked Celebrity Tan Inc. sunless tanning product line in the retail and wholesale markets. The sunless tanning industry is the fastest growing portion of the lucrative 5.5 Billion Dollar industry in North America. Ms. Craig-Monaghan comes to us from Jack Craig Agency Sales where she was responsible for nation wide sales and distribution of private label health and beauty aids. Michael Donaghy, Oxford's President and CEO, said: Ms. Craig-Monaghan brings a wealth of knowledge and experience within the tanning industry to our team. She has already exceeded company expectations and has been responsible for the set up and launch of Celebrity Tan Spray Booths in Illinois, Hawaii and multiple locations in Canada.

About Oxford Software Developers Inc.

Oxford, previously known as a leading Internet gaming software licensing, reseller and development company providing software solutions to the Internet gaming market, now is the parent company to several subsidiaries that market, sell and distribute a variety of products. Oxford's subsidiaries include International E-Gaming Developers, Inc., a company that markets Internet gaming products to a worldwide clientele, Celebrity Tan Inc., a company that markets UV-free tanning products and booths, and Ontario Private Water Labelling Ltd., a company that specializes in private-label bottled water distribution and sales.

For further information, please visit www.oxsof.com Email:investor@oxsof.com
                                      -------------       ------------------

FORWARD LOOKING STATEMENTS DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on sub-licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

This release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be a sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the laws of any such jurisdiction. This press release was accurate at the time it was issued but may not reflect the Company's current strategy or product offerings.1
























--------
1 CONTACT:


Mr. Michael Donaghy


President and CEO


Oxford Software Developers Inc.


1315 Lawrence Avenue East


Suite 520


Toronto, Ontario


Canada  M3A 3R3

Email:  mike@oxsof.com

Web site:  http://www.oxsof.com

________________________________________________________________________________

                         OXFORD SOFTWARE DEVELOPERS INC.



                      NOTICE OF ANNUAL AND SPECIAL MEETING
                               OF SHAREHOLDERS AND
                         MANAGEMENT INFORMATION CIRCULAR


________________________________________________________________________________



                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON NOVEMBER 28, 2003

________________________________________________________________________________




                                October 10, 2003








   These materials require your immediate attention. Should you not understand the contents of this document, please consult your professional advisors.

________________________________________________________________________________

                         OXFORD SOFTWARE DEVELOPERS INC.

               NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders of Oxford Software Developers Inc. (the "Corporation"), will be held at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, at 2:30 p.m. (Toronto time), Friday, November 28, 2003 (the "Meeting") for the following purposes:

1. TO RECEIVE the financial statements of the Corporation for the year ended December 31, 2002, together with the report of the auditors thereon;

2.   TO ELECT members of the board of directors of the Corporation;

3. TO APPOINT auditors and authorize the board of directors of the Corporation to fix the remuneration of the auditors;

4. TO CONSIDER and, if thought appropriate, passing, whether with or without variation, a special resolution authorizing the Company to change its corporate name to "Oxford Investments Holdings Inc." or any variation thereof; and

5. TO TRANSACT such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A shareholder of the Corporation wishing to be represented by proxy at the Meeting or any adjournment thereof must have deposited his or her duly executed form of proxy not later than 5:00 p.m. (Toronto time) on November 26, 2003 or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of such adjourned meeting, at the offices of the Corporation at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, M3A 3R3, Attention: Mr. Thomas Sheppard, Secretary, or by fax at (416) 510-2451. In the alternative, you may deliver it to the chairman of the Meeting prior to its commencement. A form of proxy solicited by management of the Corporation in respect of the Meeting is enclosed herewith. Shareholders of the Corporation who are unable to be present personally at the Meeting are requested to complete, sign and return (in the envelope provided for that purpose) such form of proxy.

Only holders of shares of the Corporation of record at the close of business on October 24, 2003 will be entitled to vote at the Meeting, except to the extent that a person has transferred any of such units after that date and the transferee of such shares establishes proper ownership and requests, not later than ten (10) days before the Meeting, that his or her name be included in the list of unitholders for the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 10th day of October, 2003.

                                              BY ORDER OF THE BOARD OF DIRECTORS


                                              THOMAS SHEPPARD
                                              Secretary

                                      INDEX

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS                            i

MANAGEMENT INFORMATION CIRCULAR................................................1

MANAGEMENT SOLICITATION........................................................1

   Voting of Shares Represented by Management Proxies..........................1

   Appointment and Revocation of Proxies.......................................2

AUTHORIZED CAPITAL AND PRINCIPAL HOLDERS THEREOF...............................2

QUORUM FOR MEETING.............................................................2

QUESTIONS AND ANSWERS ON PROXY VOTING..........................................3

ELECTION OF DIRECTORS..........................................................5

   Nominees for Appointment....................................................5

   Compensation of Members of the Board of Directors...........................6

COMPENSATION OF EXECUTIVE OFFICERS.............................................6

   Summary Compensation Table..................................................6

   Share Option Plan, Grants and Exercises.....................................6

   Employment Contracts........................................................7

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS...............................7

APPOINTMENT OF AUDITORS........................................................7

SPECIAL BUSINESS...............................................................8

   Change of Name..............................................................8

ADDITIONAL INFORMATION.........................................................8

CERTIFICATE....................................................................8

                         OXFORD SOFTWARE DEVELOPERS INC.


                         MANAGEMENT INFORMATION CIRCULAR

                             MANAGEMENT SOLICITATION

This management information circular is furnished in connection with the solicitation of proxies by management and the board of directors of Oxford Software Developers Inc. (the "Corporation") for use at the Meeting, or any adjournment thereof, of the shareholders of the Corporation to be held at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, at 2:30 p.m. (Toronto time) on Friday, November 28, 2003 for the purposes set forth in the attached Notice of Meeting. It is expected that the solicitation will primarily be by mail. Proxies may also be solicited personally or by telephone by individual directors of the Corporation ("Directors") or by officers and/or other employees of the Corporation. The cost of solicitation, if any, will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as of October 10, 2003.

Enclosed with this information circular and the attached Notice of Meeting is a copy of the 2002 Annual Financial Statements of the Corporation and a form of proxy for use in connection with the Meeting. In addition to the technical description of the voting and proxy requirements and procedures described under the headings "Management Solicitation" and "Authorized Capital and Principal Holders Thereof", various common questions, and answers to such questions, on proxy voting are set out below under the heading "Questions and Answers on Proxy Voting".

Voting of Shares Represented by Management Proxies

The form of proxy forwarded to shareholders with the Notice of Meeting confers discretionary authority upon the proxy nominees with respect to amendments or variations of matters identified in the Notice of Meeting or other matters which may properly come before the Meeting. The form of proxy affords the shareholder an opportunity to specify that the common shares of the Corporation ("Shares") registered in his or her name are to be voted or withheld from voting in respect of the election of Directors and the appointment of auditors.

On any ballot that may be called for, the Shares represented by proxies in favour of management nominees will be voted or withheld from voting in respect of the election of Directors and the appointment of auditors in accordance with the specifications made by shareholders in the manner referred to above.

In respect of proxies in which shareholders have not specified that the proxy nominees are required to vote or withhold from voting in respect of the election of Directors and the appointment of auditors, the Shares represented by proxies in favour of management nominees will be voted in favour of the election of the Directors listed in this information circular and the appointment of auditors.

The Directors know of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to the Directors should properly come before the Meeting, the Shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of the proxy nominee.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are officers of the Corporation. A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so by inserting such person's name in the blank space provided in the accompanying form of proxy and striking out the names of the management nominees and returning the completed proxy to the Corporation at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, M3A 3R3, or by fax to
(416) 510-2451, Attention: Thomas Sheppard, at any time up to and including 5:00 p.m. (Toronto time) on November 26, 2003.

A proxy given by a shareholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited with the Corporation at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, M3A 3R3 or by fax to (416) 510-2451 at any time up to and including the second business day preceding the Meeting or any adjournment thereof at which the proxy is to be used or with the Chairman of the Meeting on the date of the Meeting or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

                AUTHORIZED CAPITAL AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Shares, of which 20,244,300 Shares are issued and outstanding as of October 24, 2003 (the "Record Date").

Pursuant to the Articles of Incorporation of the Corporation each Share represents an equal interest in the Corporation with all other outstanding Shares and all Shares outstanding from time to time entitling their holders to participate pro rata in any dividends granted by the Corporation and, in the event of termination of the Corporation, in the net worth of the Corporation. The Shares are listed for trading on the Over the Counter Bulletin Board ("OTC BB") in the United States under the trading symbol "OXSDF". The Corporation is incorporated under the laws of Ontario, Canada.

The holders of Shares are entitled to notice of and to attend all meetings of shareholders of the Corporation. Each Share entitles its holder to one vote at all such meetings of shareholders of the Corporation.

Only holders of Shares of record at the close of business on the Record Date are entitled to vote at the Meeting, except to the extent that a holder has transferred any of their Shares after the Record Date and the transferee of such Shares establishes proper ownership and demands, not later than ten days before the Meeting, that his or her name be included in the list of shareholders for the Meeting, in which case the transferee is entitled to vote his or her Shares at the Meeting.

To the knowledge of the Directors, Michel Donaghy beneficially owns or exercises control or discretion over more than 10% of the Shares.

                               QUORUM FOR MEETING

A majority of the directors of the Corporation represented in person or by proxy will constitute a quorum for the Meeting or any adjournment thereof.

                      QUESTIONS AND ANSWERS ON PROXY VOTING

Q.   What am I voting on?

A. Shareholders are voting on the election of Directors for the coming year and the appointment of auditors.

Q:   Who is entitled to vote?

A: Shareholders as of the close of business on the Record Date (being October 24, 2003) are entitled to vote. Each Share entitles the holder to one (1) vote on those items of business identified in the Notice of Meeting. If you acquired your Shares after the Record Date, please refer to the answer to the question "What if ownership of Shares has been transferred after the Record Date?" to determine how you may vote such Shares.

Q:   How do I vote?

A: There are two (2) ways you can vote your Shares if you are a registered shareholder. You may vote in person at the Meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your Shares at the Meeting. If your Shares are held in the name of a nominee, please refer to the answer to the question "If my Shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Shares?" to determine how you may vote your Shares.

Q:   What if I plan to attend the Meeting and vote in person?

A: If you are a registered shareholder and plan to attend the Meeting and wish to vote your Shares in person at the Meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the Corporation upon arrival at the Meeting. If your Shares are held in the name of a nominee and you wish to attend the Meeting, refer to the answer to the question "If my Shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Shares?" for voting instructions.

Q:   Who is soliciting my proxy?

A: The enclosed form of proxy is being solicited by management of the Corporation and the associated costs will be borne by the Corporation. The solicitation will be made primarily by mail but may also be made by telephone, in writing or in person by the Directors or by officers and/or employees of the Corporation.

Q:   What if I sign the form of proxy enclosed with this circular?

A: Signing the enclosed form of proxy gives authority to Michael Donaghy, the President of the Corporation or Thomas Sheppard, the Secretary of the Corporation, or to another person you have appointed, to vote your Shares at the Meeting.

Q:   Can I appoint someone other than these representatives to vote my Shares?

A: Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your Shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of the Corporation.

Q:   What do I do with my completed proxy?

A: Return it to the Corporation in the envelope provided, or by fax to (416) 510-2451, Attention: Mr. Thomas Sheppard, so that it arrives no later than 5:00 p.m. (Toronto time) on November 26, 2003. This will ensure that your vote is recorded.

Q:   If I change my mind, can I take back my proxy once I have given it?

A: Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered either to the Corporation as described above (please see "What do I do with my completed proxy?") or to the Chairman on the day of the Meeting or any adjournment of the Meeting, prior to the time of voting.

Q:   How will my Shares be voted if I give my proxy?

A: The persons named on the form of proxy must vote for or withhold from voting your Shares in accordance with your directions. In the absence of such directions, however, your Shares will be voted in the discretion of the proxyholder. If the proxyholder is management's representatives, your Shares will be voted in favour of the election of Directors and the appointment of auditors.

Q: What if amendments are made to these matters or if other matters are brought before the Meeting?

A: The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As of the date of this circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgement.

Q:   How many Shares are entitled to vote?

A: As of October 24, 2003, there are 20,244,300 Shares outstanding. Each registered shareholder has one vote for each Share held at the close of business on the Record Date.

Q:   What if ownership of Shares has been transferred after the Record Date?

A: The person who acquired such Shares after the Record Date must produce properly endorsed Share certificates or otherwise establish that he or she owns the Shares and must ask the Corporation no later than 5:00 p.m. (Toronto time) on October 24, 2003 that his or her name be included in the list of shareholders before the Meeting in order to be entitled to vote these Shares at the Meeting.

Q:   How will the votes be counted?

A: Each question brought before the Meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the Meeting is not entitled to a second or casting vote.

Q:   Who counts the votes?

A:   The Corporation counts and tabulates the proxies.

Q: If my Shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my Shares?

A: There are two (2) ways you can vote your Shares held by your nominee. Unless you have previously informed your nominee that you do not wish to receive material relating to the Meeting, you will have received this circular from your nominee together with a request for voting instructions for the number of Shares you hold.

     For your Shares to be voted for you, please follow the voting instructions provided by your nominee. If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

     Since the Corporation does not have access to the names of its non-registered shareholders, if you attend the Meeting, the Corporation will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you are a non-registered shareholder and wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form by following the signing and return instructions provided by your nominee. By doing so, you are instructing your nominee to appoint yourself as proxyholder. Do not otherwise complete the voting instruction form as your vote will be taken at the Meeting. Please register with the Corporation upon arrival at the Meeting.

                              ELECTION OF DIRECTORS

Pursuant to the Articles of Incorporation, there are to be no fewer than one (1) nor more than ten (10) Directors.

Nominees for Appointment

The present term of office of each Director will expire immediately prior to the election of Directors at the Meeting. It is proposed that the person whose name appears below be elected as a Director to serve until the close of the next annual meeting of shareholders or until his successor is elected. It is intended that on any ballot that may be called for the election of Directors, the Shares represented by proxies in favour of management nominee will be voted in favour of the election of such person as Director, unless a shareholder has specified in his or her proxy that his or her Shares are to be withheld from voting in the election of a Director. In the event that any vacancies occur in the slate of such nominees, it is intended that discretionary authority will be exercised to vote the Shares represented by proxies (other than those instructing that they be withheld from voting) for the election of such other person or persons as is determined in accordance with the best judgment of the Directors.


-------------------------------------------------------------------------------------------------------------------
                                                                                                Shares Beneficially
                                                                                                Owned, Directly or
                                                                                                  Indirectly, or
    Name and Municipality                                                                          Controlled Or
         of Residence                                                Period of Service as a       Directed, as at
                                  Present Principal Occupation               Member              October 10, 2003
===================================================================================================================
Michael Donaghy                President, CEO and a Director of    Since November 14, 2000           8,300,000
Toronto, Ontario               Oxford Software Developers Inc.
-------------------------------------------------------------------------------------------------------------------

Michael Donaghy, President, CEO and a Director. Mr. Donaghy has been the Corporation's President, CEO and a Director since November 14, 2000.

The sole Director own beneficially or exercises control or direction over 8,300,000 Shares, or approximately 40.99% of the outstanding Shares, as at the Record Date.

Compensation of Members of the Board of Directors

The Director is not paid an annual fee nor a fee per meeting of the board of directors. Such member is reimbursed for his expenses in connection with attending meetings of the board of directors and related business expenses. Mr. Donaghy is reimbursed to a maximum of US$650 for automobile expenses incurred in connection with the business. These expenses are paid by the Corporation.

There is also no annual fee paid to the Chairman of meetings.

                       COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth the compensation paid during the 2002, 2001 and 2000 financial years to the President and Chief Executive Officer and, if applicable, the four (4) most highly compensated executive officers other than the President and Chief Executive Officer (collectively, the "Named Executive Officers") of the Corporation during such years.

 --------------------------------------------------------------------------------------------------------------------------
                                            Annual Compensation              Long Term Compensation
                                       ---------------------------------------------------------------------
                                                                            Awards              Payouts
 --------------------------------------------------------------------------------------------------------------------------

                                                               Other     Securities
                                                              Compen-   Under Options/   Restricted    LTIP     All Other
 Name                          Year      Salary      Bonus    sation     SARs Granted       Shares   Payouts  Compen-sation
                                          ($)         ($)       ($)              (#)          ($)       ($)
 --------------------------------------------------------------------------------------------------------------------------
 Michael Donaghy               2002    US$125,000     Nil       N/A         N/A               Nil       Nil         Nil
 President, CEO, Treasurer     2001    US$78,500      Nil       N/A         N/A               Nil       Nil         Nil
 and Director                  2000     US$6,800      Nil       N/A         N/A               Nil       Nil         Nil
 --------------------------------------------------------------------------------------------------------------------------
 Victor DeLaet                 2002    US$100,000     Nil       N/A         N/A               Nil       Nil         Nil
 Vice President                2001    US$93,894      Nil       N/A         N/A               Nil       Nil         Nil
                               2000       Nil         Nil       N/A         N/A               Nil       Nil         Nil
 --------------------------------------------------------------------------------------------------------------------------


Share Option Plan, Grants and Exercises

There is currently no share option plan in place for the Corporation.

Employment Contracts

Each of the Named Executive Officers has entered into an employment contract (collectively, the "Employment Contracts") with the Corporation. These contracts encompass the compensation arrangements noted above.

The contract of Michael Donaghy provides for a base salary of US$125,000 per annum for a term of three (3) years commencing on the 1st day of July, 2001 and terminating on the 30th day of June, 2004.

The contract of Victor DeLaet provides for a base salary of US$100,000 per annum for a term of three (3) years commencing on the 1st day of July, 2001 and terminating on the 30th day of June, 2004.

The Corporation may terminate any Employment Contract for "cause" or as desired with the payment of a lump sum calculated on the compensation and benefits payable pursuant to the Employment Contracts for the greater of eighteen (18) months or the balance of the term of such Employment Contract.

No retirement plan has been established by the Corporation.

A registered pension plan has not been established by the Corporation.


                INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

The Corporation currently owes Cdn$380,997.63 to Mr. Donaghy with respect to loans and other payments made by Mr. Donaghy to or on behalf of the Corporation for its benefit, and also owes Mr. Donaghy unpaid wages aggregating Cdn$130,000.00 and accrued car allowance of Cdn$8,666.67, all such loans, other payments and unpaid amounts totalling in aggregate Cdn$519,664.30.


                             APPOINTMENT OF AUDITORS

The Directors propose to nominate, Williams & Webster, P.S., Certified Public Accountants of Spokane, Washington, the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. Williams & Webster, P.S. have been the auditors of the Corporation since the Corporation's inception.

In the past, the Directors have negotiated with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based on the complexity of the matters in question and the time incurred by the auditors. The Directors believe that the fees negotiated in the past with the auditors of the Corporation were reasonable and in the circumstances would be comparable to fees charged by other auditors providing similar services.

It is intended that on any ballot that may be called relating to the appointment of auditors and the fixing of their remuneration, the Shares represented by proxies in favour of management nominees will be voted in favour of the appointment of Williams & Webster, P.S. as auditors of the Corporation and in favour of authorizing the Director to fix the remuneration of the auditors, unless a shareholder specifies in their proxy that their Shares are to be withheld from voting in the appointment of auditors and the fixing of their remuneration.

                                SPECIAL BUSINESS

Change of Name

Management has determined it to be in the best interests of the Company that it change its name, subject to certain approvals, from Oxford Software Developers Inc. to " Oxford Investments Holdings Inc.", or any variation thereof. Shareholders will be asked to consider and, if thought fit, to pass a special resolution authorizing the directors of the Company to file Articles of Amendment in order to so change the name of the Company.

Pursuant to the Business Corporations Act (Ontario), this special resolution must be passed by a majority of not less than two-thirds of the votes cast at the Meeting by shareholders who vote in respect of the resolution.

The text of the special resolution required to be passed by the shareholders in order to change the name of the Company is set forth in Exhibit A to this Management Information Circular. Unless otherwise advised, the Common Shares represented in the accompanying form of proxy will be voted for the approval of the special resolution changing the name of the Company to " Oxford Investments Holdings Inc.", or any variation thereof.

Once approved by the shareholders of the Company, management intends to implement the name change as expeditiously as possible.

                             ADDITIONAL INFORMATION

Copies of the most recent financial statements will be sent to any person upon request addressed in writing to the President and Chief Executive Officer of the Corporation, 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, M3A 3R3. Such copies will be sent to any shareholder without charge.


                                   CERTIFICATE

The contents and the distribution of this circular have been approved by the Directors.

DATED the 10th day of October, 2003.

                           BY ORDER OF THE BOARD OF DIRECTORS of OXFORD SOFTWARE DEVELOPERS INC.




                           MICHAEL DONAGHY
                           Chairman

                                    EXHIBIT A

              SPECIAL RESOLUTION OF THE SHAREHOLDERS OF THE COMPANY
                  AUTHORIZING THE CHANGE OF THE COMPANY'S NAME


BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1. the articles of the Company be amended in order to change the corporate name of the Company to "Oxford Investments Holdings Inc.", or any variation thereof;

2. any director or officer of the Company be, and such director or officer of the Company hereby is, authorized and empowered, acting for, in the name of and on behalf of the Company, to do all things and execute all instruments necessary or desirable to give effect to this special resolution including, without limitation, to execute, under seal of the Company or otherwise, and to deliver Articles of Amendment, in duplicate, to the Director under the Business Corporations Act (Ontario); and

3. notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the directors of the Company be, and they hereby are, authorized and empowered to revoke this special resolution at any time prior to the issuance of a Certificate of Amendment giving effect to the amendment to the articles of the Company and to determine not to proceed with the amendment without further approval of the shareholders of the Company.

                         OXFORD SOFTWARE DEVELOPERS INC.

                                  INSTRUCTIONS

This form of proxy is being provided to you for use in connection with the annual meeting (the "Meeting") of the shareholders of Oxford Software Developers Inc. (the "Corporation") at the offices of the Corporation at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, M3A 3R3, on Friday, the 28th day of November, 2003, or at any adjournment or adjournments thereof.

Please complete, date and sign this form of proxy and return it in the enclosed envelope addressed to the Corporation at 1315 Lawrence Avenue East, Suite 520, Toronto, Ontario, M3A 3R3, so that it is received before 5:00 p.m. (Toronto time) on Wednesday, November 26, 2003. In the alternative, you may deliver it to the chairman of the Meeting prior to its commencement. If you are planning to attend the Meeting to vote in person, please bring this proxy as it will assist in your registration.

                                      PROXY

The undersigned shareholder of the Corporation hereby appoints MICHAEL DONAGHY or, failing him, THOMAS SHEPPARD (or instead of either of them ), as proxy of the undersigned to attend and vote at the Meeting and at any adjournment thereof, upon the following maters:

          1. FOR [_] or WITHHOLD FROM VOTING [_] or, if no specification is made, FOR, the election of members of the board of directors;

          2. FOR [_] or WITHHOLD FROM VOTING [_] or, if no specification is made, FOR, the appointment of Williams & Webster, P.S. in respect of the appointment of auditors and authorizing the directors to fix their remuneration;

          3. FOR [_] or WITHHOLD FROM VOTING [_] or, if no specification is made, FOR, the adoption of the special resolution approving the name change of the Corporation from Oxford Software Developers Inc. to " Oxford Investments Holdings Inc."; and

          4. Amendments or variations to the matters identified in the Notice of Meeting and such other business as may properly come before the Meeting or any adjournment thereof at the discretion of the proxyholder.

          DATED this ______ day of ________________________, 2003.


          ________________________________________________________
          Signature of Shareholder

          NOTES:

          (1) If this proxy is completed and submitted in favour of the persons designated in the printed portion above, the proxyholder will vote in favour of the resolutions described in the above items on any ballot that may be called in respect of the same unless the proxy otherwise specifies, in which case the specified instructions will be followed.

          (2) This proxy should be completed, signed and dated by holders of shares. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to you by management.

          (3) If you wish to appoint some other person (who need not be a shareholder) to represent you at the Meeting you may do so either by inserting such person's name in the blank space provided above when completing this proxy or by completing another form of proxy.

          (4) Please see the management information circular which accompanies and forms part of the Notice of Meeting for a full explanation of the rights of shareholders regarding completion and use of this proxy and other information pertaining to the Meeting.